                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of l934

                           (Amendment No. ________ )*





                               ARCH PETROLEUM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   03939B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                February 17, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

---------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                               Page 1 of 6 Pages



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CUSIP No.    03939B 10 5               13G
          ------------------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)


         CIGNA Corporation
         06-1059331

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]


--------------------------------------------------------------------------------
3)       SEC Use Only




--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization


         Delaware

--------------------------------------------------------------------------------

                    (5)  Sole Voting Power          0
Number of           ------------------------------------------------------------
Shares
Beneficially        (6)  Shared Voting Power        3,636,360
Owned               ------------------------------------------------------------
by Each
Reporting           (7)  Sole Dispositive Power     0
Person              ------------------------------------------------------------
With
                    (8)  Shared Dispositive Power   3,636,360
                    ------------------------------------------------------------

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person


         3,636,360


--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                      [ ]


--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


         17.4%


--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)


         HC, CO


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                                                               Page 2 of 6 Pages


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                                       13G


                                    ITEM 1(A)

Name of Issuer: ARCH PETROLEUM INC.
                ----------------------------------------------------------------

                                    ITEM 1(B)

Address of Issuer's Principal Executive Offices:

     777 Taylor Street, Suite II, Fort Worth, Texas 76102
--------------------------------------------------------------------------------

                                    ITEM 2(A)

Name of Person Filing:   CIGNA Corporation
                      ----------------------------------------------------------

                                    ITEM 2(B)

Address of Principal Business Office or, if none, Residence:

     One Liberty Place, Philadelphia, Pennsylvania  19192
--------------------------------------------------------------------------------

                                    ITEM 2(C)

Citizenship:   Delaware
            --------------------------------------------------------------------

                                    ITEM 2(D)

Title of Class of Securities:     Common Stock, $.01 par value
                             ---------------------------------------------------


                                    ITEM 2(E)

CUSIP Number: 03939B 10 5
             -------------------------------------------------------------------

                                     ITEM 3

If this statement is filed pursuant to Sections 240.l3d-l(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
             78o);

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)
             (ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to section 240.13d-1(c), check this box [X]

                                                               Page 3 of 6 Pages



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                                       13G


                                     ITEM 4

Ownership.


    (a) Amount Beneficially Owned:

            3,636,360 Shares of Common Stock*
         -----------------------------------------------------------------------

    (b) Percent of Class:

            17.4%
         -----------------------------------------------------------------------

    (c) Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote                        0
                                                       -------------------------

        (ii)  shared power to vote or to direct the vote              3,636,360*
                                                         -----------------------

        (iii) sole power to dispose or to direct the disposition of           0
                                                                    ------------

        (iv)  shared power to dispose or to direct the disposition of 3,636,360*
                                                                     -----------
              *See attached Exhibit


                                     ITEM 5

Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

       Not applicable.


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

       Direct owners of the securities, as described in the attached Exhibit, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       See attached Exhibit.


                                     ITEM 8

Identification and Classification of Members of the Group.

       Not applicable.


                                     ITEM 9

Notice of Dissolution of Group.

       Not applicable.




                                                           Page 4 of 6 Pages



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                                       13G


                                     ITEM 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 6, 1998
--------------------------------------------------------------------------------
Date

/s/ Kathryn Pietrowiak
--------------------------------------------------------------------------------
Signature

Kathryn Pietrowiak, Assistant Corporate Secretary
--------------------------------------------------------------------------------
Name/Title









                                                               Page 5 of 6 Pages



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                                       13G


                                     EXHIBIT


None of the shares of the Issuer's Common Stock which are reported as beneficially owned on this Schedule 13G are currently outstanding, but all such shares may be acquired within 60 days by the exercise of conversion rights under the Issuer's Exchangeable Convertible Preferred Stock (the "Convertible Preferred Stock"), 9.75% Series A Convertible Subordinated Notes due 2004 (the "Series A Notes") or Adjustable Rate Series B Subordinated Notes due 2004 (the "Series B Notes"). Percentage ownership calculations are based on the 17,321,804 shares of Common Stock reported as outstanding in the Issuer's report on Form 10-Q/A for the quarter ended September 30, 1997 increased by the 3,636,360 shares subject to acquisition reported in this Schedule.

CIGNA Corporation ("CIGNA") is filing this Schedule 13G as the ultimate parent company of the following indirect wholly-owned subsidiaries. CIGNA may be deemed to have shared voting power and shared dispositive power with respect to the shares of Common Stock beneficially owned by such entities.

--------------------------------------------------------------------------------
                          Identity          Nature of Beneficial Ownership
--------------------------------------------------------------------------------
Connecticut General Life Insurance         Direct owner of Convertible Preferred
Company ("Connecticut General")            Stock, Series A Notes and Series B
                                           Notes convertible into an aggregate
                                           of 497,834 shares of Common Stock.
--------------------------------------------------------------------------------
CIGNA Mezzanine Partners III, Inc.         Indirect as General Partner of CIGNA
                                           Mezzanine Partners III, L.P. ("CMP"),
                                           the direct owner of Convertible
                                           Preferred Stock, Series A Notes and
                                           Series B Notes convertible into an
                                           aggregate of 2,343,271 shares of
                                           Common Stock.
--------------------------------------------------------------------------------
CIGNA Investment Advisory Company, Inc.    Indirect through performance of
                                           investment management activities for
                                           Connecticut General.
--------------------------------------------------------------------------------
CIGNA Investments, Inc.                    Indirect through performance of
                                           investment management activities for
                                           CMP and for unaffiliated direct
                                           owners of Series A Notes, Series B
                                           Notes and Convertible Preferred
                                           Stock convertible into less than 5%
                                           of the Common Stock (795,255 shares).
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